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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avalon Investment & Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

404 Avalon Avenue, Suite 200
(No. and Street)

Muscle Shoals	AL	35661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Das A Borden — 256-381-7840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Byrd, Smalley & Adams, PC
(Name – *if individual, state last, first, middle name*)

PO Box 2179	Decatur	AL	35602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 6/4/14

OATH OR AFFIRMATION

I, Das A. Borden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avalon Investment & Securities Group, Inc., as of March 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVALON INVESTMENT
& SECURITIES GROUP, INC.
ANNUAL REPORT
FORM X-17A-5

March 31, 2014

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

AVALON INVESTMENT & SECURITIES GROUP, INC.

ANNUAL REPORT

FORM X-17A-5

March 31, 2014

AVALON INVESTMENT & SECURITIES GROUP, INC.

TABLE OF CONTENTS

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Timothy A. Smalley, CPA
John R. Adams, CPA

Larry O. Byrd, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA

Independent Auditor's Report

Board of Directors
Avalon Investment & Securities Group, Inc.
Muscle Shoals, Alabama

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Avalon Investment & Securities Group, Inc. as of March 31, 2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avalon Investment & Securities Group, Inc. as of March 31, 2014, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 11-17 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 11-17 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 11-17 is fairly stated in all material respects in relation to the financial statements as a whole.

Byrd, Smalley & Adams, P.C.

Decatur, Alabama
May 27, 2014

Avalon Investment & Securities Group, Inc.

STATEMENT OF FINANCIAL CONDITION

March 31,

		2014
ASSETS		
Current Assets		
Cash	$	47,299
Accounts receivable		157,238
Prepaid expenses		3,300
Investments		11,082
Total Current Assets		218,919
TOTAL ASSETS	$	218,919
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Payable to brokers	$	137,716
Accounts payable and accrued liabilities		6,531
Other payables		3,279
Total Current Liabilities		147,526
Stockholders' Equity		
Common Stock, $10.00 par value per share, 400 shares authorized, 100 shares issued & outstanding		1,000
Additional paid in capital		66,579
Retained Earnings		3,814
Total Stockholders' Equity		71,393
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	218,919

The accompanying notes are an integral part of these financial statements

Avalon Investment & Securities Group, Inc.

STATEMENT OF INCOME

For the year ended March 31,

		2014
REVENUE		
Commissions and Concessions:		
Variable Products	$	619,348
Mutual Funds		325,628
Other		-
TOTAL REVENUE		944,976
OPERATING EXPENSES		
Administration expenses		46,611
Audit and tax preparation		7,013
Bank charges		314
Commissions		714,989
Consulting		114,700
Contract labor		8,204
Dues and assessments		3,201
Internet		1,654
Licenses and permits		2,693
Miscellaneous expenses		5,362
Other taxes		511
Postage, printing, deliver and reproduction		7,707
Rent		13,920
Repairs		2,765
Supplies		3,701
Telephone		9,094
Travel		632
TOTAL OPERATING EXPENSES		943,071
INCOME FROM OPERATIONS		1,905
OTHER INCOME (EXPENSES)		
Interest income		11
Dividends -NASDAQ Stock		156
Administrative processing fee		760
TOTAL OTHER INCOME		927
INCOME BEFORE INCOME TAXES		2,832
PROVISION FOR INCOME TAXES		148
NET INCOME		2,684
OTHER COMPREHENSIVE INCOME		
Unrealized gain on securities		1,392
TOTAL COMPREHENSIVE INCOME	$	4,076

The accompanying notes are an integral part of these financial statements.

Avalon Investment & Securities Group, Inc.
STATEMENT OF CASH FLOWS
For the year ended March 31,

		2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	2,684
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in accounts receivable		(60,569)
(Increase) decrease in prepaid expenses		(989)
Increase (decrease) in accounts payable		3,442
Increase (decrease) in other payable		(2,805)
Increase (decrease) in commission payable		54,950
Total adjustments		(5,971)
Net cash provided (used) by operating activities		(3,287)
Net increase (decrease) in cash and cash equivalents		(3,287)
Cash and cash equivalents at beginning of year		50,586
Cash and cash equivalents at end of year	$	47,299

The accompanying notes are an integral part of these financial statements.

Avalon Investment & Securities Group, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended March 31,

		2014
Stockholders' Equity, Beginning of Period	$	67,317
Total Comprehensive Income		4,076
Stockholders' Equity, End of Period	$	71,393

The accompanying notes are an integral part of these financial statements.

Avalon Investment & Securities Group, Inc.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
For the year ended March 31,

	2014
Balance, Beginning of Period	$ -
Increases (Decreases)	-
Balance, End of Period	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

The Company is an Alabama corporation operating as a broker/dealer licensed to sell mutual funds and various insurance products (including variable annuities, variable universal live, etc.) and direct participation programs. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Company prepares its financial statements using U.S. generally accepted accounting principles on the accrual basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to makes estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition: The Company earns commissions from the purchase of investment products by its customers. It also receives additional compensation, on an annual, quarterly, or monthly basis, for continuing management of the assets.

Cash and Cash Equivalents: For the purposes of cash flows, the Company considers all short-term investments with a maturity of three months or less to be cash equivalents.

Income Taxes: The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits, if material, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ACS 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Three years of tax returns are open for review by the Internal Revenue Service.

Advertising: The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE 3 ACCOUNTS RECEIVABLE

Accounts receivable consists of the following at March 31,

		2014
Mutual Fund Commissions	$	11,566
Variable Annuity Commissions		50,854
Trails Commissions--Mutual Funds		52,855
Trails Commissions--Variable Annuities		41,963
Total Accounts Receivable	$	157,238

All commissions are deemed collectible by management; therefore, there is no allowance for doubtful accounts.

NOTE 4 INVESTMENTS IN EQUITY SECURITIES

	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for Sale				
Equity Securities	8,100	2,982	-	11,082

Available for sale securities are carried in the financial statements at fair value. Net unrealized holding losses on available-for-sale securities in the amount of $1,392 for the year ended March 31, 2014, has been included in accumulated other comprehensive income.

NOTE 5 FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification (FASC) Section 820-10 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASC Section 820-10, are used to measure fair value.

NOTE 5 FAIR VALUE MEASUREMENTS (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following tables present the Company's assets and liabilities measured at fair value on a recurring basis.

Description	Assets (Liabilities) Measured at Fair Value 3/31/2014	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Recurring fair value measurements				
Available for sale securities:				
Equity securities	$ 11,082	$ 11,082	-	-

NOTE 6 FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's revenues are dependent upon the fluctuations of the stock market. Consequently, the ability of the Company to collect the amounts due from it customer is affected by economic fluctuations related to this industry.

The company maintains bank balances at a financial institution located in Muscle Shoals, Alabama. The Federal Deposit Insurance Company (FDIC) insures accounts up to $250,000 at each institution. At March 31, 2014, the company had no uninsured balances.

NOTE 7 INCOME TAXES

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

The amount of any deferred income tax is immaterial.

The Company's federal and state income tax returns are subject to audit, generally for a

NOTE 8 OPERATING LEASE

The Company leases its office on a month-to-month basis. The monthly rent is $1,160. The Company's sole shareholder is the manager of the property; however, he has no ownership in the property.

NOTE 9 RELATED PARTY TRANSACTIONS

No related party transactions at March 31, 2014.

NOTE 10 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2014, the Company had net capital of $46,908, which was $37,073 in excess of its required net capital of $9,835.

NOTE 11 CONTINGENCIES AND RISK

The Company remains self-insured. As a result, any judgment against the Company from litigation arising subsequent to date of occurrence could adversely affect the Company's results of operations.

NOTE 12 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 27, 2014, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Avalon Investment & Securities Group, Inc.
COMPUTATION OF NET CAPITAL
March 31,

		2014
Total stockholders' equity from Statement of Financial Condition	$	71,393
Deduct stockholders' equity not allowable for Net Capital		-
Total stockholders' equity qualified for Net Capital	$	71,393
Deductions and/or changes:		
Nonallowable assets from Statement of Financial Condition		
Prepaid expenses		3,300
Commissions receivable		19,523
Total nonallowable assets from Statement of Financial Condition		22,823
Net Capital, before haircuts on securities positions		48,570
Haircut on securities: other securities		1,662
Net Capital		46,908
Net Capital Requirement		9,835
Excess Net Capital	$	37,073

See accountants' report and notes to the financial statements.

Avalon Investment & Securities Group, Inc.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
March 31, 2014

The firm of Avalon Investment & Securities Group, Inc. is exempt from SEC Rule 15c3-3 under section K(1) due to limited business (mutual funds and /or variable annuities only).

See accountants' report and notes to the financial statements.

Avalon Investment & Securities Group, Inc.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
March 31, 2014

The firm of Avalon Investment & Securities Group, Inc. is exempt from SEC Rule 15c3-3 under section K(1) due to limited business (mutual funds and /or variable annuities only).

Avalon Investment & Securities Group, Inc.
COMPUTATION OF AGGREGATE INDEBTNESS
March 31,

		2014
Total liabilities from Statement of Financial Condition	$	147,526
Less: Non-Aggregate Indebtedness		-
Total Aggregate Indebtedness	$	147,526

See accountants' report and notes to the financial statements.

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Timothy A. Smalley, CPA
John R. Adams, CPA

Larry O. Byrd, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA

Independent Accountants' Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Avalon Investment & Securities Group, Inc.
Muscle Shoals, Alabama

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2014, which were agreed to by Avalon Investment & Securities Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Avalon Investment & Securities Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Avalon Investment & Securities Group, Inc.'s management is responsible for the Avalon Investment & Securities Group, Inc.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Byrd, Smalley & Adams, P.C.

Decatur, Alabama
May 27, 2014

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Timothy A. Smalley, CPA
John R. Adams, CPA

Larry O. Byrd, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA

Report on Internal Control

Board of Directors
Avalon Investment & Securities Group, Inc.
Muscle Shoals, Alabama

In planning and performing our audit of the financial statements of Avalon Investment & Securities Group, Inc., as of and for the year ended March 31, 2014 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charge with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statement of Avalon Investment and Securities Group, Inc.; as of and for the year ended March 31, 2014. Due to the limited size of the Company's administrative staff, there is an overall lack of segregation of duties.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the material weakness described above, the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Byrd, Smalley & Adams, P.C.

Decatur, Alabama
May 27, 2014